Exhibit 13.5

Promo Video Script: Draft 2.0
2020/11/03

Narrator: “This is Monogram. We are an Austin, Texas-based medical technology company transforming the orthopedic market by combining state-of-the-art surgical robotics with patient optimized implant design.”

Benjamin Sexson, CEO: “It’s a tremendously exciting time at Mongoram. We successfully closed our series-A. We have raised over 16.7 million dollars over the life of the company. Now it’s just a 100mph sprint to try and bring this technology as quickly as we can.”

Narrator: “Disrupting the 19.6 billion dollar joint replacement market will not be easy. It will take innovative engineering, tenacity, grit, and the dedication of a world-class team. That's why we've recruited what we believe to be one of the best engineering teams on the planet to help realize our vision. Our growing team of 16 full-time employees has what we think are some of the most seasoned experts in robotics, software, and orthopedic implant design in the world. We now have eight patent applications filed and a Freedom To Operate. We have also executed a strategic licensing agreement relating to certain implant IP. Monogram has its sights firmly set on defining the next industry standard in joint replacement, and YOU can still be a part of it.

A world-class team needs world-class facilities. That's why, in September of 2020, Monogram completed a 350 square foot cadaver lab that will be housed directly within our Austin headquarters. Our cadaver lab features a simulated surgical theatre with cadaveric storage and sterile reprocessing capabilities with a dedicated robotic surgical system that will be used exclusively for development engineering and surgical demonstrations. We expect the lab will not only drive commercialization efficiencies, but we will conduct regular demonstrations with surgeons, distributors, and key opinion leaders to cultivate market interest in the product pipeline. Our goal is to create fresh excitement in the world of orthopedics!

A key to any new product’s success is ensuring product-market fit with the end-users, surgeons. We have assembled a Monogram surgeon advisory panel now consisting of five orthopedic surgeons who are actively practicing and that use varied surgical approaches for a diversity of input.”

Dr. Gregory Catlett, MD, Total Joint Replacement Specialist at Orthopaedic Specialists of Austin: “So I’m Gregory Catlett. I’m a surgeon here in Austin TX. I think Monogram is a very interesting company. I think they have some very forward thinking press-fit implant ideas. I’m really a big fan of the press-fit mentality and the model. I’m very interested in the robot. I think the robot is much different than what is currently out on the market. Kind of a game changer as far as robotics go.”

Narrator: “We want our products to enjoy broad market appeal. In October, we held our very first successful cadaver lab test with members of our surgeon panel. We have started extensive testing based on the lab's findings and expect, pending favorable testing, for our first-generation implant design to be near finalized by our next cadaver lab planned for February.

Chris Scifert, Director of Implants and Instruments: “Now these are the kinds of things we are designing. These are total implants and along with these we are developing the instruments to be able to place these within people. We are developing a complete robotic and software platform to be able to do these procedures robotically as well as with instrumentation.”

We believe we are on track to be the first company to market with an active milling navigated robot arm coupled to 3D printed patient-optimized implants.

*** might be a good spot for Sherif***

Narrator: “Monogram's development efforts now fully underway. In parallel to product development, we are implementing critical sales and distribution functions, enterprise resource planning, and training programs needed to support the eventual market launch and scale growth. Monogram has already executed agreements with orthopedic distributors in New York and Florida. We expect to generate revenue from our licensed generic products in 2021, and we expect to continue adding distributors for key markets throughout the United States.

While Monogram continues to make significant progress, disrupting a $19BN industry is no small task!  We need to keep the momentum, energy, and pace of development at a maximum.”

Douglas Unis, MD, Co-founder and CMO: “What we are doing, whether these big companies that dominate the space like it or not…what we are doing is going to force the industry, because it’s the right thing to do, into really automating the surgery making it safer, making more accurate and customizing the implants so that they fit every patient. And that speaks to people who really know the industry they know the surgery they know the outcomes they know the issues with joint replacements. Its just extremely gratifying. This is the future of orthopedics and it’s inevitable.”

Narrator: “We need to be highly aggressive with our development pace and continue to use our size to our advantage. Fundraising is a critical part of this. Monogram has used the efficiency of crowdfunding to catalyze progress.  Now is the time for us to ramp the intensity and push even harder towards our mission.  To learn more about investing for the first time or adding to your investment, please visit startengine.com/monogram to invest in our series-B.  Support the future of orthopedics today!”